787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

May 26, 2020

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Flaherty & Crumrine Preferred and Income Fund Incorporated (PFD)
(SEC File No. 811-06179)
Flaherty & Crumrine Preferred and Income Opportunity Fund Incorporated (PFO)
(SEC File No. 811-06495)
Flaherty & Crumrine Preferred and Income Securities Fund Incorporated (FFC)
(SEC File No. 811-21129)
Flaherty & Crumrine Total Return Fund Incorporated (FLC)
(SEC File No. 811-21380)
Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated (DFP)
(SEC File No. 811-22762)

Dear Mr. Long:

This is in response to your oral comments to the undersigned and Neesa P. Sood of Willkie Farr & Gallagher LLP in a telephone conference on April 30, 2020, regarding the examinations of the public filings of the Funds, in particular the annual reports filed on Form N-CSR for the year ended November 30, 2019. As requested, we have restated your comment in italics.

Comment No. 1: With respect to DFP, FFC and FLC, each Fund’s website discloses on the front page of its website and its fact card an expense ratio that excludes interest expense. Note however, the audited financial statements include two sets of expense ratios – one that excludes interest expense and one that includes interest expense. Consider adding a footnote to the expense ratio disclosed on each Fund’s website noting what the expense ratio would be including interest expense.

Response No. 1: DFP, FFC and FLC will update the expense ratio information as requested.

New York   Washington   Houston   Palo Alto   San francisco   Chicago   Paris   London   Frankfurt   Brussels    Milan   Rome

Comment No. 2: Please disclose in future notes to the financial statements that the Funds follow the accounting and reporting guidance for investment companies (See ASC 946-10-50-1).

Response No. 2: Note 1 “Organization” in each Fund’s annual report indicates that the Funds are closed-end management investment companies under the Investment Company Act of 1940. Note 2 “Significant Accounting Policies” states that the “preparation of the financial statements is in conformity with U.S. generally accepted accounting principles.” We believe this disclosure is consistent with ASC 946-10-50-1. However, in future notes to the financial statements we will include the requested disclosure.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 728-8970.

Very truly yours,

/s/ Jay Spinola

Jay Spinola

cc:

Chad C. Conwell, Flaherty and Crumrine Incorporated

Neesa P. Sood, Willkie Farr & Gallagher LLP